UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                            1ST CONSTITUTION BANCORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  31986N-10-2
                                 (CUSIP Number)


                       GEORGE E. IRWIN, PRESIDENT AND CEO
                           GREATER COMMUNITY BANCORP
                      55 UNION BOULEVARD, TOTOWA, NJ 07512
                           (973) 942-1111, EXT. 1018
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 APRIL 9, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 2 OF 10 PAGES

1        NAME OF REPORTING PERSON: GREATER COMMUNITY BANCORP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
         22-2545165
______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           NEW JERSEY
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   112,595
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER
             EACH                                    0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     112,595
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           112,595
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [  ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.6%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 3 OF 10 PAGES

1        NAME OF REPORTING PERSON: MARINO A. BRAMANTE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   4,095
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
            EACH                                     0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     4,095
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,095
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
---------------------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 4 OF 10 PAGES

1        NAME OF REPORTING PERSON: ANTHONY M. BRUNO, JR.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
         (see instructions)                                            (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
          NUMBER OF                         7        SOLE VOTING POWER
           SHARES                                    3,858
        BENEFICIALLY                                 ___________________________
          OWNED BY                          8        SHARED VOTING POWER*
           EACH                                      12,443
         REPORTING                                   ___________________________
          PERSON                            9        SOLE DISPOSITIVE POWER
           WITH                                      3,858
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     15,199
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           19,057
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.3%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
---------------------------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 5 OF 10 PAGES

1        NAME OF REPORTING PERSON: C. MARK CAMPBELL

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________________
          NUMBER OF                         7        SOLE VOTING POWER
           SHARES                                    110
        BENEFICIALLY                                 ___________________________
          OWNED BY                          8        SHARED VOTING POWER*
            EACH                                     0
         REPORTING                                   ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     110
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           110
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-------------------

* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 6 OF 10 PAGES

1        NAME OF REPORTING PERSON: GEORGE E. IRWIN

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   463
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    463
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           463
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-------------------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 7 OF 10 PAGES

1        NAME OF REPORTING PERSON: JOHN L. SOLDOVERI

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
         (see instructions)                                            (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           OO
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   2,289
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    2,289
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,289
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
----------------

* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 8 OF 10 PAGES

1        NAME OF REPORTING PERSON: CHARLES J. VOLPE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   222
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    222
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-----------------

* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 Shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 9 OF 10 PAGES

                           STATEMENT FOR SCHEDULE 13D

                  This Amendment No. 2 to Schedule 13D relates to common stock of 1st Constitution Bancorp ("1st Constitution"). This Amendment No. 2 amends the initial statement on Schedule 13D and Amendment No. 1 filed with the Securities and Exchange Commission on February 6, 2003 and February 14, 2003, respectively, by Greater Community Bancorp ("Greater Community") and Marino A. Bramante, Anthony M. Bruno, Jr., C. Mark Campbell, George E. Irwin, John L. Soldoveri, and Charles J. Volpe (the "Reporting Directors "). The Schedule 13D, as amended, is amended as follows:

ITEM 4.           PURPOSE OF TRANSACTION

                  On April 9, 2003, Greater Community announced certain actions that it has taken since it proposed to acquire 1st Constitution as described in its letter dated February 6, 2003, for $32.40 per share in cash and Greater Community stock, including that the staff of the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York ("FRBNY") had advised Greater Community that the waiver requested by Greater Community, in order to permit it to nominate Brian E. Fitzpatrick for election as a director at 1st Constitution's May 15, 2003 annual shareholders meeting, would not be granted. Accordingly, Greater Community has withdrawn its request for such waiver, and announced that, without such waiver, it would not nominate Mr. Fitzpatrick at such shareholders meeting. A copy of the announcement is filed herewith as Exhibit 1.

                  Neither Greater Community nor the Reporting Directors have formulated any further specific plans or proposals, but may do so in the future. Any such plan or proposal could involve purchasing more shares of 1st Constitution, making a nomination to 1st Constitution's board in the future, filing a full change of control application under Section 3 of the Bank Holding Company Act, selling their shares to 1st Constitution or another person or persons, making a tender offer for some or all of 1st Constitution's common stock, or otherwise exercising their rights as shareholders of 1st Constitution. Such actions may require the approval of the Federal Reserve Bank of New York and/or the New Jersey Banking Commissioner or other regulators.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Press Release, dated April 9, 2003, of Greater Community's disclosure of actions taken with respect to 1st Constitution.

CUSIP NO. 31986N-10-2             SCHEDULE 13D               PAGE 10 OF 10 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: April 9, 2003
                                                     Greater Community Bancorp

                                                By:  /s/ George E. Irwin
                                                     ---------------------------
                                                      George E. Irwin
                                                      President and CEO


                                                     /s/ Marino A. Bramante
                                                     ---------------------------
                                                     Marino A. Bramante



                                                     /s/ Anthony M. Bruno, Jr.
                                                     ---------------------------
                                                     Anthony M. Bruno, Jr.



                                                     /s/ C. Mark Campbell
                                                     ---------------------------
                                                     C. Mark Campbell



                                                     /s/ George E. Irwin
                                                     ---------------------------
                                                     George E. Irwin



                                                     /s/ John L. Soldoveri
                                                     ---------------------------
                                                     John L. Soldoveri



                                                     /s/ Charles J. Volpe
                                                     ---------------------------
                                                     Charles J. Volpe

                                                FOR IMMEDIATE RELEASE
                                                Wednesday, April 9, 2003


                   GREATER COMMUNITY BANCORP DISCLOSES ACTIONS
                     TAKEN WITH RESPECT TO 1ST CONSTITUTION

                  TOTOWA, NEW JERSEY, APRIL 9, 2003 -- Greater Community Bancorp (Nasdaq: GFLS) announced today certain events that have taken place since it proposed to acquire 1st Constitution Bancorp (Nasdaq: FCCY), as described in its letter dated February 6, 2003, for $32.40 per share in cash and Greater Community stock.

     o On February 14, 2003, not having received a response from 1st Constitution, Greater Community sent a notice of intent to nominate Brian E. Fitzpatrick, a retired bank president and chief executive officer, to 1st Constitution's Board at the May 15, 2003 annual meeting of shareholders of 1st Constitution, subject to the receipt of a waiver from the Federal Reserve Bank of New York ("FRBNY"). Such intended nomination would have permitted 1st Constitution's shareholders to elect an experienced banker to the Board who would emphasize enhancing shareholder value.

     o On February 21, 2003, Greater Community received a letter from 1st Constitution rejecting its proposal for a business combination at $32.40 per share.

     o On February 24, 2003, Greater Community duly requested a copy of 1st Constitution's shareholder list in order to communicate with 1st Constitution's shareholders about their interests as shareholders, including Greater Community's proposed business combination, solicitation of proxies and other valid purposes.

     o On February 27, 2003, Greater Community formally requested a waiver from the FRBNY as to certain passivity commitments in order to permit it to nominate Mr. Fitzpatrick at 1st Constitution's 2003 annual shareholders meeting and to solicit proxies on his behalf.

     o On February 28, 2003, Greater Community received a letter from 1st Constitution denying access to its shareholder list on the basis of technical legal arguments, which appear to be without merit. On February 28, 2003, Greater Community sent another letter to the FRBNY, notifying it of 1st Constitution's refusal to provide its shareholder list. By letter dated March 6, 2003, Greater Community's counsel responded to 1st Constitution's refusal to provide the shareholder list, which was met by a further refusal by 1st Constitution's legal counsel on March 12, 2003, allegedly on the basis that Greater Community's actions would violate its commitments to the FRBNY, which Greater Community believes is also without merit.

     o Separately, representatives of the FRBNY have advised Greater Community that it was not in violation of its commitments to the FRBNY.

     o By letter dated March 6, 2003, the FRBNY advised Greater Community that it would act on the waiver request within 60 days of its receipt of Greater Community's February 27, 2003 waiver request. Greater Community urged the FRBNY to respond to its waiver request more quickly, to give it sufficient time to file the necessary documents to nominate Mr. Fitzpatrick and to solicit proxies on his behalf. Representatives of the FRBNY also advised Greater Community that it could proceed with a full change of control application under Section 3 of the Bank Holding Company Act ("BHCA"), instead of the waiver request. However, Greater Community decided not to proceed with such a full application because it could not practicably be completed and approved in time for 1st Constitution's May 15, 2003 annual shareholders meeting.

     o During the week of March 10th through March 14, 2003, a director of Greater Community and the President and Chief Executive Officer of 1st Constitution informally discussed whether 1st Constitution would repurchase or arrange for the purchase of the shares of 1st Constitution owned by Greater Community and its affiliates for $27.00 per share coupled with a standstill agreement to be acceptable to both sides. On March 14th and March 17th, counsel for both institutions conferred about the substantive terms and conditions of such a transaction.

     o On March 21, 2003, executive officers, representatives and counsel of both sides met to determine if an agreement could be reached, but 1st Constitution requested additional time to evaluate such a transaction since it believed that it had insufficient capital to complete such a transaction. On April 2, 2003, 1st Constitution's Board met to consider the terms of a possible offer to purchase the 1st Constitution shares owned by Greater Community and its affiliates. On April 3, 2003, 1st Constitution's investment banker advised Greater Community that 1st Constitution might be willing to repurchase approximately $1 million of 1st Constitution's stock at a price equal to what 1st Constitution's normalized trading range would have been (which 1st Constitution's investment banker estimated to be between $22.00 and $25.00 per share) absent Greater Community's $32.40 offer, subject to an acceptable standstill agreement and subject to getting comfort from the FRBNY. On April 2, 2003, the closing price for shares of 1st Constitution's stock was $27.16 per share. Greater Community rejected 1st Constitution's indication of interest on April 4, 2003, but indicated that it might be willing to sell some or all of its 1st Constitution stock for a higher price.

     o On April 2, 2003, representatives of the staff of the Board of Governors of the Federal Reserve System ("FRB") and the FRBNY orally advised Greater Community's counsel that the FRB and FRBNY would not be in a position to grant the waiver requested by Greater Community in its February 27, 2003 letter to nominate Mr. Fitzpatrick, and that such decision would be confirmed in writing unless Greater Community withdrew its waiver request.

     o On April 8, 2003, 1st Constitution's Board met again to consider a repurchase of some portion of the 1st Constitution stock owned by Greater Community and its affiliates at a price higher than $25.00 per share. After the meeting, 1st Constitution's investment banker advised Greater Community that 1st Constitution might be willing to repurchase between 40,000 and 56,000 shares of 1st Constitution's stock for a price between $25.00 and $27.00 per share, subject to an acceptable standstill agreement and subject to getting comfort from the FRBNY. Greater Community rejected 1st Constitution's modified indication of interest later on April 8, 2003. On April 8, 2003, the closing price for shares of 1st Constitution's stock was $27.50 per share.

     o On April 3, 2003, Greater Community advised the FRB and the FRBNY that it would withdraw its waiver request, and on April 9, 2003 it did withdraw such request and announced that, without the FRBNY's waiver, it would not be permitted to nominate Mr. Fitzpatrick for election at 1st Constitution's May 15, 2003 annual shareholders meeting. On April 3, 2003, representatives of the FRB and the FRBNY reminded Greater Community that it was still free to pursue a full change in control application for 1st Constitution under Section 3 of the BHCA, which, if approved, would eliminate the restrictions under the passivity commitments.

                  At this time, Greater Community is considering all of its options and what further action, if any, to take with respect to its investment in 1st Constitution. Greater Community reserves the right to buy more shares of 1st Constitution, to sell its shares to 1st Constitution or another investor or investors, to make a nomination to 1st Constitution's Board in the future, to file a full change in control application under Section 3 of the BHCA, to commence a tender offer, and/or to take any other actions to exercise its rights as a shareholder of 1st Constitution. Certain of these actions may require regulatory approval. Representatives of Greater Community intend to attend 1st Constitution's May 15, 2003 annual shareholders meeting and further express their views for enhancing shareholder value. Other shareholders should consider whether they would want to do the same and whether to take affirmative steps to cause 1st Constitution to give greater emphasis to enhancing shareholder value and less to management entrenchment.

                  Greater Community Bancorp is a financial holding company headquartered in Totowa, New Jersey. The Company operates 15 branches in the northern New Jersey counties of Bergen, Passaic and Morris through its three state-chartered commercial bank subsidiaries: Greater Community Bank, Bergen Commercial Bank and Rock Community Bank. They provide traditional commercial and retail banking services to small businesses and consumers in New Jersey. The Company also owns two non-bank subsidiaries: Greater Community Financial, L.L.C., a full service securities broker-dealer, and Highland Capital Corp., an equipment leasing and financing subsidiary.

For further information contact:

George E. Irwin
President and Chief Executive Officer
Greater Community Bancorp
(973) 942-1111, ext. 1018